EVERTEC, INC.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

July 27, 2011

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman

Re:	EVERTEC, Inc.

Registration Statement on Form S-4 (File No. 333-173504), as amended

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EVERTEC, Inc., a Puerto Rico corporation, hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 2:00 p.m. (EDT) on Friday, July 29, 2011 or as soon thereafter as practicable.

Very truly yours,
EVERTEC, INC.

By:	/s/ Félix M. Villamil
Name: Félix M. Villamil
Title: President and Chief Executive Officer